UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*



                           Basic Energy Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    06985P100
--------------------------------------------------------------------------------
                                  CUSIP Number

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_|  Rule 13d-1(b)

          |_|  Rule 13d-1(c)

          |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 06985P100
---------------------  ------------------------------------------------------------------------------------------------------------
         1             NAME OF REPORTING PERSON
                       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Credit Suisse, on behalf of the Investment Banking division
---------------------  ------------------------------------------------------------------------------------------------------------
         2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [_]
                                                                                                                       (b) [X]
---------------------  ------------------------------------------------------------------------------------------------------------
         3             SEC USE ONLY
---------------------  ------------------------------------------------------------------------------------------------------------
         4             CITIZENSHIP OR PLACE OF ORGANIZATION

                        Switzerland
---------------------------------------------  -----------------  -----------------------------------------------------------------
                                                      5           SOLE VOTING POWER

                                                                  0
                 NUMBER OF
                   SHARES
                BENEFICIALLY
                  OWNED BY
                    EACH
                 REPORTING
                   PERSON
                    WITH
---------------------------------------------  -----------------  -----------------------------------------------------------------
                                                      6           SHARED VOTING POWER

                                                                  18,059,424

---------------------------------------------  -----------------  -----------------------------------------------------------------
                                                      7           SOLE DISPOSITIVE POWER

                                                                  0

---------------------------------------------  -----------------  -----------------------------------------------------------------
                                                      8           SHARED DISPOSITIVE POWER

                                                                  18,059,424

---------------------  ------------------------------------------------------------------------------------------------------------
         9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       18,059,424

---------------------  ------------------------------------------------------------------------------------------------------------
         10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                [_]

---------------------  ------------------------------------------------------------------------------------------------------------
         11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       47.4%

---------------------  ------------------------------------------------------------------------------------------------------------
         12            TYPE OF REPORTING PERSON

                            BK, HC
---------------------  ------------------------------------------------------------------------------------------------------------

ITEM 1.  NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     (a)  Name of Issuer: Basic Energy Services, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               400 W. Illinois
               Suite 800
               Midland, Texas 79701

ITEM 2.  PERSON FILING:

     (a)  Name of Person Filing:

               Credit Suisse, on behalf of the Investment Banking division. See
               Schedule I.

     (b)  Address of Principal Business Office or, if none, Residence:

               Uetlibergstrasse 231
               P.O. Box 900
               CH 8070 Zurich, Switzerland


     (c)  Citizenship:

               Switzerland

     (d)  Title of Class of Securities:

               Common Stock, par value $.01 per share.

     (e)  CUSIP Number:

               06985P100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange
             Act

     (d) [_] Investment company registered under Section 8 of the Investment Company Act

     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

     (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP.

ITEM 4(a):  AMOUNT BENEFICIALLY OWNED: 18,059,424

ITEM 4(b):  PERCENT OF CLASS: 47.4%

ITEM 4(c):  Number of shares as to which the Reporting Person has:

     (i)  sole power to vote or direct the vote: 0

     (ii) shared power to vote or to direct the vote: 18,059,424

     (iii) sole power to dispose of or to direct the disposition of: 0

     (iv) shared power to dispose of or to direct the disposition of: 18,059,424

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Schedule I.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

     (a)  Not applicable.

     (b)  Not applicable.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2006                                CREDIT SUISSE, ON BEHALF OF THE
                                                INVESTMENT BANKING DIVISION


                                                By: /s/ Ivy B. Dodes
                                                   -----------------------------
                                                   Name:   Ivy B. Dodes
                                                   Title:  Managing Director

                                   Schedule I

           In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Investment Banking division (the "Investment Banking division") (the "Reporting Person"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

           The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG and its consolidated subsidiaries are comprised of the Bank and the Winterthur division (the "Winterthur division"). In addition to the Investment Banking division, the Bank is comprised of the Asset Management division (the "Asset Management division") and the Private Banking division (the "Private Banking division"). The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The Winterthur division provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

           CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division, the Private Banking division and the Winterthur division) may beneficially own securities to which this statement relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Asset Management division, the Private Banking division and the Winterthur division disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Asset Management division, the Private Banking division and the Winterthur division.